Media Release

Roche

Basel, 11 May 2004

Phase III Xeloda colon cancer study (X-Act) meets primary endpoint

Complete data to be presented at ASCO, 2004

Roche announced today the successful conclusion of a large international phase III study comparing Xeloda with standard intravenous 5-FU/LV in the adjuvant treatment of early stage colon cancer. Oral Xeloda was proven to be at least equivalent to intravenous 5-FU/LV, meeting the primary end-point of the trial.

Professor Jim Cassidy (University of Glasgow, UK) has submitted the data of this phase III trial for presentation at the upcoming annual meeting of the American Society of Clinical Oncology (ASCO) in New Orleans in June.

William M. Burns, Head of Roche's Pharmaceuticals Division said, "We believe that the new Xeloda data will be important to patients treated for early stage colon cancer, and Roche will submit the study results to global regulatory authorities. Adjuvant therapy is a significant new opportunity for Xeloda, which will further strengthen the Roche oncology portfolio."

In 2000, colorectal cancer was the third most commonly reported cancer with 945,000 new cases worldwide. It is estimated that over 50% of people diagnosed with colorectal cancer will die of the disease, and it is one of the most common cancers in developed countries[1].

Roche in Oncology

Within the last five years the Roche Group has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit: Herceptin, MabThera, Xeloda and

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Avastin which has been launched in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

In a recent phase III study Tarceva met its primary endpoint of improving overall survival in patients with non-small cell lung cancer.

Roche is developing new tests, which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Reference

[1] World Health Organisation. Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide. 2000

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Media release

Basel, 10 May 2004

New 10 year agreement between Roche and Hitachi to become market leader in multibillion dollar immunochemistry sector

Continued unique partnership will strengthen position and build on growth

Roche Diagnostics and Hitachi High-Technologies Corporation, Tokyo, continue their plans to strengthen their position in the immunochemistry market. The new 10 year collaboration is a further significant step forward into the multibillion Dollar immunochemistry business based on laboratory automation solutions providing essential medical information to physicians.

This new agreement follows a very successful 25-years long partnership between the two companies in the area of automated analytical systems for clinical laboratories. This market, the biggest segment of the in-vitro-diagnostics market, is estimated to be worth 6.8 billion $US today. Under the terms of the new agreement, Roche Diagnostics and Hitachi High- Technologies will continue to jointly innovate and develop future laboratory automation solutions responding to the need to supply fast and reliable patient data.

"The new agreement marks another important milestone in our successful partnership and we have ensured the continuity of our collaboration for the next 10 years. We firmly believe that our renewed commitment will maximize our respective positions in the highly competitive In-Vitro Diagnostics market," states Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Corporate Executive Committee. "We will continue to focus on innovations and new technology concepts to support healthcare professionals in their efforts to optimize care and help people in urgent need."

"With this new contract Hitachi High- Technologies and Roche Diagnostics will continue to enhance the value of the clinical laboratory in the health care delivery process. We are excited about

the opportunities which lie ahead of us" says Dr. Katsuji Yamashita, Senior Vice President, Executive Officer and General Manager of Life Science Business Group of Hitachi High-Technologies.

About Immunochemistry

Valued at 6.8 billion $US today, immunochemistry is the biggest part of the in-vitro diagnostics market. In the first three months this year Roche Diagnostics has recorded a significant double digit growth of 24% (27% in CHF) in this market. Immunochemistry assays are based on an "antigen-antibody" reaction. The presence of specific antigens and / or antibodies in the body can be a very clear indication of specific diseases or functional disorders, for example Elecsys proBNP for heart insufficiency. Like a specific key which fits with the respective lock there is a high specificity of the anti-body and anti-gen reaction thus allowing the use of these molecules as indicators for diseases or disorders. Roche's Elecsys system is based on electrochemiluminescence (ECL) technology and has become a cornerstone in the central laboratory.

About Hitachi High-Technologies

Headquartered in Tokyo, Japan, Hitachi High-Technologies Corporation is a global trading company. Hitachi High-Technologies is engaged in developmental and marketing activities in a broad range of fields that include semiconductor manufacturing, scientific equipment, testing and evaluation equipment, information systems, semiconductors, and leading-edge materials. Hitachi High-Technologies has earned a reputation as a "high-tech integrator".

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65' 000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Roche Diagnostics: www.roche-diagnostics.com
- Hitachi: www.hitachi.com